EDAP TMS S.A.
Parc Activite La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin – France
R.C.S. Lyon 316 488 204

November 15, 2013

Via EDGAR

Mr. Brian Cascio
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	EDAP TMS SA
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed April 2, 2013
File No. 000-29374

Dear Mr. Cascio:

We are responding to the Staff’s comment letter dated November 5, 2013 relating to EDAP TMS SA’s (the “Company”) annual report on Form 20-F for the fiscal year ended December 31, 2012 (the “Form 20-F”). The numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter which have been retyped in bold herein for your ease of reference.

Form 20-F for the Fiscal Year Ended December 31, 2012

Note 1-4 Revenue Recognition, page F-9

1.
We see from your disclosure in Note 1-4 that you provide training upon installation. Please tell us about the installation and training, whether these are performed after shipment of your products and how each of these impact the timing of your revenue recognition.

The Company manufactures and sells medical devices for the treatment of urological diseases: one range of products (ie “Lithotripsy devices”) addresses urinary tract stones and the other range of products (ie “HIFU” devices) addresses localized prostate cancer. Net sales consist primarily of direct sales to hospitals and clinics. The Company provides training for the use of the devices and usually provides installation of the devices on the clients’ premises. Installation and training are not separately priced or sold but are included in the sale price of the device.

a)
Training: all medical devices of the Company are robotically assisted devices with standard imaging and localizing technologies that are usually mastered by most urologists as part of their standard medical practice. Consequently, the Company does not provide extensive training on the device and rather assists urologists during their first few treatment sessions to check proper utilization.

-
Training for Lithotripsy devices: as Lithotripsy is a mature and standard technology in the urology community and most machines are acquired as replacements of another Lithotripsy machine, training is not essential to the functionality of the equipment and may not be required by the customer.

-
Training for HIFU devices: although HIFU is a more novel technology than Lithotripsy, the robotic features of the Company’s HIFU devices are fairly straightforward to use. Training is usually done in two steps: (i) prior to installation, the new user participates in a demonstration session in one of the Company’s expert centers, where the new user will be introduced to the HIFU technology by a peer urologist and learn the basics of the device utilization; (ii) immediately after installation, the customer will be assisted by the Company staff during the first four to five treatments (ie generally over the course of two days) to monitor proper utilization of the device.

b)
Installation: the Company’s medical devices are installed on the customer’s premises immediately upon or in the few days following delivery. Installation is a standard procedure and is performed quickly. It mainly consists of unpacking the device, checking that the device did not suffer any damage during transportation, plugging the device into the electrical network and checking treatment parameters. Installation does not require building complex interfaces or connections with the customer’s premises.

c)
Accounting analysis:

The Company first evaluates the sale arrangement in accordance with ASC 605-25 to determine whether training and installation should be considered as separate deliverables and recognized separately. Because the device, training and installation do not have a value to the customer on a standalone basis, the Company recognizes the equipment, training and installation all together as a single unit of accounting.

The Company then refers to SEC Staff Accounting Bulletin Topic 13-A-3-c and has concluded that training and installation are inconsequential or perfunctory obligations and are not essential to the functionality of the devices for the following reasons:

-	training is not essential to the functionality of the devices;

-	the cost of training and installation is reliably estimated and monitored by the Company and is insignificant in relation to the revenue and gross profit derived from the sale of a device;

-
the period before training and installation are performed is not lengthy: training and installation are quick and standard procedures and the Company has demonstrated its ability to complete them in a timely manner upon delivery;

-
it does not require rare or highly specialized skills to install the equipment ; such skills are readily available in the market as evidenced by the company uses its network of distributors to install its devices upon delivery;

-	the Company’s devices are standard equipment and installation does not involve significant changes to the device or alteration of its capabilities;

-
the Company’s General Terms and Conditions of Sale state that training and installation are not conditions for passing title to the device and that payment of the sales contract is not contingent on completion of training or installation.

The Company recognizes revenue when evidence of a sale arrangement exists, title to the device passes and collectibility is reasonably assured. As training and installation are inconsequential or perfunctory and not essential to the functionality of the device, timing of revenue recognition is based upon passing of title to the device. Passing of title can occur either upon shipment or delivery, depending on the terms of the sales contract. The Company accrues the estimated costs of training and installation at the time of the sale. However, if in some instances payment is contingent upon installation acceptance by the customer, revenue is recognized when the contingency is satisfied.

Note 23 – Fair Value of Financial Instruments, page F-41

2.
Please revise future filings to provide all of the disclosures required by FASB ASC 825-10-50-10, including the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety.

The Company has taken careful note of the Staff’s comment and in future filings, where applicable, will provide all of the disclosures required by FASB ASC 825-10-50-10, including the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety.

*           *           *

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *

We appreciate your consideration in this matter. If you wish to discuss any of our responses, or have any further questions, please do not hesitate to call the undersigned (telephone number: +33-4-72-15-31-50) or email (esoyer@edap-tms.com).

Sincerely,

/s/ Eric Soyer Eric Soyer Chief Financial Officer

cc:
Martin James, Senior Assistant Chief Accountant, Securities and Exchange Commission
Julie Sherman, Securities and Exchange Commission

Linda Hesse, Jones Day
Elisabeth L’hermite, PWC
Pierre Beysson, EDAP TMS SA
Marc Oczachowski, EDAP TMS SA